Exhibit 2

GENERAL SHAREHOLDERS MEETING OF

PORTUGAL TELECOM, SGPS, S.A.

2nd March 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 2 ON THE AGENDA:

(To resolve on the ratification of the appointment by the Board of Directors of a member to fill a vacancy on the Board of Directors to complete the 2006/2008 mandate)

Whereas:

A)          Following the resignation submitted by the member of the Board of Directors Mr Henrique José Monteiro Chaves, the Board of Directors resolved, under the provisions of article 393, paragraph 3(b) of the Portuguese Companies Code, at its meeting held on 13th September 2006 to appoint Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos to exercise the duties of director;

B)            The provisions of article 393, paragraph 4 of the Portuguese Companies Code;

We propose that it be resolved:

C)                                   To ratify the appointment of the director Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos to exercise his office until the termination of the term of office of the other members of the Board of Directors (2006-2008);

D)                                   To express a vote of acknowledgement and appreciation for the way that the departing director Mr. Henrique José Monteiro Chaves exercised his duties during the period of his term of office.

Lisbon, 24th January 2007

The Board of Directors,

This document is a translation of the Portuguese original. In case of any discrepancy with the Portuguese original, the original version controls.

In the United States, Portugal Telecom, SGPS, S.A. (the “Company”) has filed a Solicitation/Recommendation State-ment with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9, and holders of the Company’s ordinary shares and American Depositary Shares are advised to read it as it contains important information.  Copies of the Schedule 14D-9 and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.